Exhibit 3

Denison Mines Corp. Atrium on Bay, 595 Bay Street, Suite 402 Toronto, ON M5G 2C2 Ph. 416-979-1991 • Fx. 416-979-5893 • www.denisonmines.com

PRESS RELEASE

DENISON MINES CORP. REPORTS 2012 RESULTS

Toronto, ON – March 7, 2013… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) today reported its results for the three months and year ended December 31, 2012. All amounts in this release are in U.S. dollars unless otherwise stated.

2012 Highlights

•	Completed the sale of the Company’s subsidiaries holding all of its mining assets and operations located in the United States (the “U.S. Mining Division”) to Energy Fuels Inc. (“EFR”). In exchange, consideration equal to 425.4 million common shares of EFR was received and distributed to Denison shareholders.

•

Completed a new mineral resource estimate, in accordance with National Instrument 43-101 (“NI 43-101”), for the Company’s Phoenix A and B deposits. The result is a 47% increase in indicated pounds of U3O8 and a 100% increase in inferred pounds of U3O8 over the previous mineral resource estimate from 2010.

•

Obtained approval for amendments to the operating licence for the McClean Lake mill, permitting an increase in the annual production from 8.0 million pounds U3O8 to 13.0 million pounds U3O8. Approval was also obtained for the Environmental Assessment prepared by the Midwest joint venture.

•

Completed a new mineral resource estimate, in accordance with NI 43-101, for the Company’s Mutanga project in Zambia. The result is the addition of inferred resources, from the Dibwe East deposit, estimated to be 28.2 million pounds U3O8, from 39.8 million tonnes grading 322 parts per million (“ppm”) eU3O8, at a cut-off grade of 100 ppm eU3O8.

•	Entered into an agreement to acquire all the outstanding common shares of JNR Resources Inc. (“JNR”) in exchange for common shares of the Company at an exchange ratio of 0.073. This transaction was completed on January 31, 2013.

•	Acquired 3.6 million common shares and 1.8 million common share purchase warrants of International Enexco Ltd. (“Enexco”), in support of Enexco’s exploration activities on the Mann Lake project in Saskatchewan.

•	Completed a CAD$7.0 million offering of flow-through common shares at a price of CAD$1.69 per share.

Financial Results

The Company recorded a net loss from continuing operations of $4,601,000 ($0.01 per share) and $25,455,000 ($0.07 per share) for the three months and year ended December 31, 2012 compared with a net loss of $16,039,000 ($0.04 per share) and $24,552,000 ($0.07 per share) for the three months and year ended December 31, 2011. The net loss from discontinued operations was $92,493,000 ($0.24 per share) for the year ended December 31, 2012 compared to a net loss of $46,317,000 ($0.12 per share) for the year ended December 31, 2011.

The results of the discontinued operations include a charge of $97,944,000 for the year ended December 31, 2012 related to an impairment of the U.S. Mining Division. The impairment was recorded as a result of the transaction with EFR, which closed on June 29, 2012.

(in thousands, except per share amounts)	Three Months Ended December 31, 2012	Three Months Ended December 31, 2011	Year Ended December 31, 2012	Year Ended December 31, 2011
Results of Operations:
Total revenues	$2,596	$4,432	$11,127	$25,796
Net income (loss) from continuing operations	(4,601)	(16,039)	(25,455)	(24,552)
Net income (loss) from discontinued operations	155	(49,498)	(92,493)	(46,317)
Basic and diluted earnings (loss) per share from continuing operations	(0.01)	(0.04)	(0.07)	(0.07)
Basic and diluted earnings (loss) per share from discontinued operations	—	(0.13)	(0.24)	(0.12)

(in thousands)	As at December 31, 2012	As at December 31, 2011
Financial Position:
Cash and cash equivalents	$38,188	$53,515
Working capital	35,298	93,516
Long-term investments	2,843	522
Property, plant and equipment	247,888	367,370
Total assets	300,356	504,486
Total long-term liabilities	$28,824	$38,391

Revenue

There were no uranium sales in 2012 from the Company’s continuing operations. In 2011, the Company sold 117,000 pounds of U3O8 for total sales revenue of $7,693,000 in the Canadian mining segment. There were no uranium sales in the fourth quarter of 2012 or 2011.

Revenue from the environmental services division (“DES”) for the three months and year ended December 31, 2012 was $2,211,000 and $9,456,000 compared to $3,995,000 and $16,190,000 in the same periods in 2011. Revenue decreased in 2012 due to the expiry of the care and maintenance agreement for the Faro mine complex in March 2012.

Revenue from the management contract with Uranium Participation Corporation (“UPC”) for the three months and year ended December 31, 2012 was $385,000 and $1,671,000 compared to $437,000 and $1,913,000 in the same periods in 2011.

Operating Expenses

Since there were no uranium sales in 2012, mineral concentrates cost of goods sold was nil for 2012 compared with $6,659,000 for 2011. The McClean Lake mill remained on stand-by for the entire year in 2012. The Cigar Lake Joint Venture continues to pay nearly all of the stand-by expenses under the terms of the toll milling agreement. Operating costs for the three months and year ended December 31, 2012 totaled $1,194,000 and $3,359,000 compared to $290,000 and $804,000 for the three months and year ended December 31, 2011. Operating costs increased in 2012 due to increased funding of the Surface Access Borehole Resource Extraction (“SABRE”) program, which is not part of stand-by costs.

Operating expenses also include costs relating to DES amounting to $2,165,000 for the three months and $9,243,000 for the year ended December 31, 2012 compared to $3,682,000 and $15,342,000 respectively for the same periods in 2011. DES costs decreased in 2012 due to the expiry of the Faro contract in March 2012.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, Mongolia and Zambia. Exploration expenditures for the three months ended and year ended December 31, 2012 were $1,823,000 and $12,508,000 compared to $1,164,000 and $13,150,000 for the three months and year ended December 31, 2011.

In the Athabasca Basin region of northern Saskatchewan, Denison is engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean and Midwest joint ventures, as well as on 24 other exploration projects including the Company’s 60% owned Wheeler River project, for the year ended December 31, 2012. Denison’s share of exploration spending on its Canadian properties totaled $701,000 and $5,725,000 for the three months and year ended December 31, 2012. A total of 34,900 metres of diamond drilling was completed on four properties in 2012. By comparison, Canadian exploration spending totaled $519,000 and $6,783,000 for the three months and year ended December 31, 2011.

The 2012 drill program on the Wheeler River project involved mainly definition drilling at the Phoenix A and B deposits. A total of 27,263 metres was drilled in 58 holes, which expanded the Phoenix deposits and resulted in the following mineral resource estimate:

2012 Phoenix Mineral Resource Estimate Summary

(Effective Date December 31, 2012)

Category	Deposit	Tonnes (100% Basis)	Grade (%U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 (Denison Share)
Indicated	A Deposit	133,500	15.8	46.5	27.9
Indicated	B Deposit	19,000	14.1	5.9	3.5

Total Indicated		152,400	15.6	52.3	31.4
Inferred	A Deposit	6,300	51.7	7.2	4.3
Inferred	B Deposit	5,300	3.5	0.4	0.3

Total Inferred		11,600	29.8	7.6	4.6

Mineral resources are not mineral reserves and do not have demonstrated economic viability. Mineral resources are reported above a cut-off grade of 0.8% U3O8.

Drilling continues on the Wheeler River project in 2013, with a 25,000 metre winter and summer drill program planned along with geophysical surveys at a total cost of CAD$6,800,000 (Denison’s share CAD$4,100,000). The 2013 programs will have a greater emphasis on exploration compared to the past several years, both proximal to Phoenix and at other target areas. A small component of in-fill drilling is also planned to further expand and upgrade the Phoenix mineral resource estimates.

For the entire Athabasca property portfolio, a total of 44,100 metres of diamond drilling is planned on eight different properties in 2013. This work will be complemented by numerous ground and airborne geophysical programs, resulting in exploration activity on a total of 11 different properties during the year.

In Zambia, exploration expenditures of $1,097,000 and $3,627,000 for the three months and year ended December 31, 2012 were incurred on the Company’s Mutanga project compared to $445,000 and $2,396,000 for the three months and year ended December 31, 2011. In early 2012, the Company estimated an inferred mineral resource for the newly discovered Dibwe East deposit, in accordance with NI 43-101, consisting of 28,246,000 pounds U3O8 contained in 39,800,000 tonnes grading 322 ppm U3O8 (above a cutoff grade of 100 ppm U3O8). A total of 18,160 metres of exploration drilling was completed in 137 drill holes in 2012. Drilling in 2012 targeted several areas, including Mutanga East, Dibwe North and the Dibwe-Mutanga corridor, plus deeper targets beneath known mineralization at the Dibwe and Mutanga deposits. Promising intersections were obtained at Mutanga East and along the Dibwe-Mutanga corridor, demonstrating the potential of these areas.

In Mongolia, exploration expenditures on the Company’s Gurvan Saihan Joint Venture (“GSJV”) properties totaled $25,000 and $3,156,000 for the three months and year ended December 31, 2012, compared to $200,000 and $3,971,000 for the three months and year ended December 31, 2011. A 29,700 metre drill program was completed on the Urt Tsav and Ulziit properties in 2012 with the drilling on Ulziit approximately doubling the defined extent of the mineralized system.

The Company currently has an 85% interest in the GSJV in Mongolia. The other party to the joint venture is the Mongolian government with a 15% interest. In March 2012, the Company acquired the 15% interest in the GSJV held by Geologorazvedka, a Russian entity, in exchange for cash consideration of $742,000 and the release of Geologorazvedka’s share of unfunded joint venture obligations. Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the Government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest would be held by Mon-Atom LLC, the Mongolian state-owned uranium company. The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending receipt of mining licences and government reviews and authorizations. The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. Discussions are on-going and the timing for completion of the restructuring is uncertain at this time.

Discontinued Operations

On June 29, 2012, the Company and EFR completed a transaction (the “EFR Transaction”) whereby EFR acquired the U.S. Mining Division from Denison in exchange for consideration equal to 425,440,872 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the sale transaction, Denison completed the remaining steps in the Plan of Arrangement (the “Denison Arrangement”) to reorganize its capital and distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital. Upon completion of the Denison Arrangement, Denison shareholders of record on June 29, 2012 received approximately 1.106 common shares of EFR for each common share of the Company they owned while retaining their Denison shares.

Immediately prior to the sale, the Company tested the U.S. Mining Division for impairment using the fair value of the EFR Share Consideration as the recoverable amount. The Company determined that the recoverable amount of the U.S. Mining Division was lower than its carrying value. As a result, the Company recognized an impairment charge of $97,944,000 in the year ended December 31, 2012.

As a result of the EFR Transaction, Denison has accounted for its U.S. Mining Division as a discontinued operation.

Liquidity & Capital Resources

Cash and cash equivalents were $38,188,000 at December 31, 2012 compared with $53,515,000 at December 31, 2011. The decrease of $15,327,000 was due primarily to cash used in operations of $6,769,000, and expenditures on property, plant and equipment totaling $13,122,000, offset by cash generated from financing activities totaling $6,560,000.

Net cash used in operating activities of $6,769,000, during the year ended December 31, 2012, is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $14,025,000 in inventories, prior to the disposal of the U.S. Mining Division, and a decrease of $9,449,000 in trade and other receivables.

Net cash used in investing activities was $16,043,000 consisting primarily of expenditures on property, plant and equipment of $13,122,000 and investment purchases of $1,816,000.

Net cash provided by financing activities of $6,560,000 relates primarily to the issuance of flow-through common shares for proceeds, net of issuance costs, of $6,556,000.

In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $15,327,000 in the year.

The Company has in place a revolving credit facility for up to $15,000,000. The facility expires on June 28, 2013. Bank indebtedness under the facility at December 31, 2012 was nil; however, $9,748,000 of the line is used as collateral for certain letters of credit. As part of the credit facility, the Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc.

Subsequent Events

On January 16, 2013, Denison announced the signing of a Binding Letter of Intent to acquire a portfolio of assets from Fission Energy Corp. (“Fission”) which include its 60% interest in the Waterbury Lake uranium project, its interests in all other properties in the eastern part of the Athabasca Basin, Quebec and Nunavut and its interests in two joint ventures in Namibia (collectively, the “Assets”). Denison entered into an arrangement agreement with Fission on March 7, 2013 (the “Fission Arrangement”). Under the terms of the Fission Arrangement, Denison will offer shareholders of Fission 0.355 of a share of Denison for each Fission share held. The completion of the transaction is conditional upon, among other things, certain assets of Fission being spun out to a new company. Denison expects to issue approximately 49,200,000 common shares to complete the acquisition, which values the Assets at approximately CAD$62,500,000 based on Denison’s closing share price of CAD$1.27 per share on March 6, 2013.

On January 31, 2013, Denison closed its previously announced plan of arrangement (the “JNR Arrangement”) to acquire all of the outstanding common shares of JNR. Pursuant to the JNR Arrangement, the former shareholders of JNR received, for each JNR common share held, 0.073 of a Denison common share (the “Exchange Ratio”). All of the outstanding options and common share purchase warrants of JNR were exchanged for options and warrants to purchase common shares of Denison with a number and exercise price determined by reference to the Exchange Ratio. On closing, Denison issued 7,975,479 common shares with a value of approximately CAD$10,900,000.

On March 7, 2013, Denison’s Board of Directors approved an amendment to the Company’s by-laws which is subject to shareholder confirmation at the Company’s annual and special meeting of shareholders on May 9, 2013. The amendment sets a deadline by which shareholders must submit a notice of director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and also sets out information which a shareholder must include in that notice. In the case of an annual meeting of shareholders, notice to the Company must be provided not less than 30 days prior to the date of the meeting. For this year’s meeting, any notice of director nominations must be delivered to the Company prior to the close of business on Tuesday, April 9, 2013. The amended by-laws are available on the Company’s profile on SEDAR at www.sedar.com and will be described in detail in the Company’s management information circular to be mailed to shareholders in early April.

Outlook for 2013

Canada

Exploration

Denison will manage or participate in 11 exploration programs, of which Wheeler River will continue to be the primary focus. In addition to the Wheeler River project (25,000 metres), winter drill programs are also planned for Moore Lake (6,400 metres), Hatchet Lake (1,940 metres), Wolly (2,500 metres) and McClean Lake (4,000 metres). Wolly and McClean Lake are operated by ARC and Denison’s interest is 22.5% in each of those projects. Exploration work including drilling or geophysical programs will also be carried out on the Crawford, Bachman, Russell Lake, Stevenson River, Perpete Lake and Bell Lake properties. The total budget for these programs is CAD$14,600,000, of which Denison’s share is CAD$9,900,000.

Development / Operations

Denison and its partners have budgeted CAD$3,500,000 (Denison’s share CAD$814,000) to be spent on the SABRE program as well as the Midwest and McClean Underground development stage projects in 2013. The majority of the expenditures are planned for the evaluation of the results of the SABRE two hole test program, completed in 2012, and the preliminary evaluation of the SABRE mining method for the Caribou and Midwest deposits. The McClean Underground project Feasibility Study was completed in the fourth quarter of 2012, and it was agreed to postpone a production decision due to the poor condition of the uranium market. A production decision will be revisited in 2013. Very little work is currently planned on the Midwest project.

The McClean Lake mill continues to be on stand-by, but activity at the mill has begun to ramp up in preparation for processing of Cigar Lake ore anticipated to begin later in 2013. Construction on the McClean Lake mill expansion, which is 100% funded by the Cigar Lake Joint Venture, began last summer and will increase annual production capacity to 24 million pounds U3O8. Denison’s share of operating and capital expenditures in 2013 is estimated at CAD$1,800,000. Denison expenditures are expected to be offset by revenue projected at CAD$1,500,000 from toll milling revenues and the proceeds from the sale of approximately 25,000 pounds U3O8 recovered from McClean Lake ores processed as part of the Cigar Lake commissioning efforts.

International

On its wholly owned Mutanga project in Zambia, the Company plans to carry out extensive programs of geological mapping and geochemical and geophysical surveying to increase the confidence in existing drill targets and identify new targets. At this point no exploration drilling is planned for 2013. The Zambian program will total an estimated $3,500,000.

In Mongolia, mining licence applications for its four license areas were submitted in 2011 and the Company is continuing to work to restructure the GSJV to meet the requirements of the Mongolian Nuclear Energy Law. In 2013, the Mongolian program is estimated at $1,700,000. The focus in 2013 will be on the ongoing restructuring efforts and the work necessary to obtain the mining licenses.

Qualified Person

The disclosure of scientific and technical information regarding Denison’s properties in this press release was prepared by or reviewed by Steve Blower, P. Geo., the Company’s Vice President, Exploration, and Terry Wetz, P.E., the Company’s Vice President, Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101.

Additional Information

Denison’s consolidated financial statements for the year ended December 31, 2012 and related management’s discussion and analysis are available on Denison’s website at www.denisonmines.com or under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

About Denison

Denison Mines Corp. is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia and Mongolia. Including the world class Phoenix deposits, located on its 60% owned Wheeler River project, Denison’s exploration project portfolio includes 32 projects and totals over 530,000 hectares in the Eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture, which includes several uranium deposits and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, and a 25.17% interest in the Midwest deposit, which is located 15 kilometres from the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project, in Zambia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan Joint Venture, in Mongolia.

Denison is engaged in mine decommissioning and environmental services through its Denison Environmental Services (DES) division and is the manager of Uranium Participation Corporation (TSX-U), a publicly traded company which invests in uranium oxide in concentrates and uranium hexafluoride.

For more information, please contact

Ron Hochstein	(416) 979 – 1991 ext 232
President and Chief Executive Officer

Sophia Shane	(604) 689 – 7842
Investor Relations

Cautionary Statements

Certain information contained in this press release constitutes “forward looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward looking statements can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward looking statements. Denison believes that the expectations reflected in this forward looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward looking information pertaining to the following: the estimates of Denison’s mineral reserves and resources; capital expenditure programs; expectations regarding the toll milling of Cigar Lake ores; exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; future royalty and tax payments and rates; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Management Discussion and Analysis for the year ended December 31, 2012, available at http://www.sedar.com, as well as the following: global financial conditions; the ability of Denison to meet its obligations to its creditors and the uncertainty of funding; volatility in the market price of the Company’s shares and the risk of dilution from future equity financings; the impact of volatility in uranium prices on the valuation of Denison’s mineral reserves and resources and the market price of its shares; public acceptance of nuclear energy and competition from other energy sources; failure to realize benefits from transactions; competition for properties; the imprecision of mineral reserves and resources estimation; Denison’s ability to expand and replace its mineral reserves and resources; uncertainty as to reclamation and decommissioning liabilities; reliance on other operators; technical innovation rendering Denison’s products and services obsolete; property title risk; liabilities inherent in mining operations and the adequacy of insurance coverage; delays in obtaining permits and licences for development properties; the speculative nature of exploration and development projects; difficulty complying with changing government regulations and policy, including without limitation, compliance with environment, health and safety regulations; uncertainty surrounding Denison’s operations in foreign jurisdictions; potential claims of Canada’s first nations people; dependence on key personnel; the potential influence of Denison’s largest Shareholder, Korea Electric Power Corporation; potential conflicts of interest for the Company’s directors who are engaged in similar businesses; and limitations of disclosure and internal controls.

Accordingly, readers should not place undue reliance on forward looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release, to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This press release may use the terms “measured”, “indicated” and “inferred” resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.